# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Backblaze, Inc., CIK 0001462056
CUSIP: 05637B105
Title of class of securities: Class A Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: 2261 MARKET STREET STE 81006, SAN FRANCISCO, California (CA), 94114
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,400,166; sole dispositive power 1,400,166; aggregate amount beneficially owned 1,400,166 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Backblaze, Inc.
Address of issuer's principal executive offices: 2261 MARKET STREET STE 81006, SAN FRANCISCO, CALIFORNIA, 94114

## Item 2. Person Filing
Name of person filing: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II) (CAYMAN, SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 0 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 0 Shares held by SSFQP, 180,916 Shares held by SSPE, 204,876 Shares held by TECH and 1,014,374 Shares held by TECH II.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,400,166
Percent of class: 2.3
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 0 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 0 Shares held by SSFQP, 180,916 Shares held by SSPE, 204,876 Shares held by TECH and 1,014,374 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of: MGP, the general partner of SSFQP; MG, the general partner of SSPE and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 0 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 0 Shares held by SSFQP, 180,916 Shares held by SSPE, 204,876 Shares held by TECH and 1,014,374 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of: MGP, the general partner of SSFQP; MG, the general partner of SSPE and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (05/04/2026)